--------------------

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                            MEXCO ENERGY CORPORATION
                                (Name of Insurer)

                                   ----------

                     COMMON STOCK, $0.50 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   ----------

                                    592770101
                                 (CUSIP Number)

                               NICHOLAS C. TAYLOR
                             1203 Country Club Drive
                              Midland, Texas 79701
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                   ----------

                                  MAY 28, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO: 592770101

                         AMENDMENT NO. 6 TO SCHEDULE 13D
                         -------------------------------

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1    Name of Reporting Person; S.S. or IRS Identification Number

     Nicholas C. Taylor  SSN ###-##-####
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2    Check the Appropriate Box If A Member of a Group
     (a) [  ]       (b) [  ]
--------------------------------------------------------------------------------
     SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
     PF
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5    Check Box If Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e)
     [  ]
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6    Citizenship or Place of Organization

     United States of America
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7    Sole Voting Power

     878,811*
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8    Shared Voting Power
     0
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9    Sole Dispositive Power

     878,811*
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10   Shared Dispositive Power
     0
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11   Aggregate Amount Beneficially Owned by Each Reporting Person

     878,811*
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12   Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares

     [ X ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     50.52%
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14   Type of Reporting Person

     IN
--------------------------------------------------------------------------------

* Does not include vested options to acquire 5,000 shares of the Registrant's common stock ($.50 par value) at a purchase price of $5.25 per share.

                                  SCHEDULE 13D
                               AMENDMENT NUMBER 6
                               ------------------

     Unless otherwise defined or indicated in this Amendment No. 6, capitalized terms which are used herein and are defined in the Schedule 13D filed April 27, 1983 ("Original 13D") shall have the meanings assigned them in the Original 13D. All information herein with respect to Mexco Energy Corporation, a Colorado corporation, is to the best knowledge and belief of the Reporting Person, as defined herein.

ITEM 1.   SECURITY AND ISSUER
-------   -------------------

     This Amendment is filed by Mr. Nicholas C. Taylor, an individual, RESIDING IN Midland, Midland County, Texas. This Amendment relates to the $0.50 par value common stock of Mexco Energy Corporation (herein called the "Issuer"), a Colorado corporation maintaining its principal executive offices at 214 W. Texas Avenue, Suite 1101, Midland, Texas, 79701. The Issuer's principal executive offices were formerly at 906 Western United Life Building, Midland, Texas, 79701.

     The Issuer's corporate name was formerly Miller Oil Company. In April, 1980, the Shareholders of the issuer adopted a proposal to amend the Articles of Incorporation ("Articles") of the issuer to change the corporate name to that indicated above. Also, at that time, the Shareholders of the Issuer approved amendments to the Articles which resulted in a one-for-fifty reverse stock split of the Issuer's common stock ($0.50 par value). The corporate name change and reverse stock split became effective April 30, 1980, upon the filing of the Amendment to the Articles of Incorporation with the Colorado Secretary of State.

ITEM 2.   IDENTITY AND BACKGROUND
-------   -----------------------

     (a)-(c) Nicholas C. Taylor, whose business address is Suite 1101, 214 West Texas Avenue, Midland, Texas, 79701, initially acquired stock of the Issuer on April 18, 1983. His principal occupation is that of President of the Issuer and practicing Attorney at Law in private practice. Until June 3, 1993, Mr. Taylor was an employee and shareholder of the law firm of Stubbeman, McRae, Sealy, Laughlin & Browder, Inc. which served as counsel to the Issuer and continues to represent the Issuer. Mr. Taylor is one of five members of the Securities Board of the State of Texas.

     (d) CRIMINAL PROCEEDINGS: During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) CIVIL PROCEEDINGS INVOLVING VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS: During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal and State Securities Laws or finding any violation with respect to such laws.

     (f) CITIZENSHIP: The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
-------   -------------------------------------------------

     Nicholas C. Taylor acquired 34,860 additional shares of the Issuer's common stock in a privately negotiated transaction for an aggregate purchase price of $104,580 from personal funds without any borrowing. In addition, Mr. Taylor was awarded an option to acquire 10,000 shares of the Registrant's common stock at $5.25 per share on March 21, 2000. Options vest at a rate of 2,500 shares per year so that the option to purchase 2,500 shares vested on March 21, 2001 and are included in the total of number of shares reported to be owned by Mr. Taylor though the option has not yet been exercised.

     The company declared a 10% stock dividend  effective  February 28, 2002 and
Mr. Taylor received 84,469 shares from such dividend. As of this date, Mr. Taylor is making a gift of 12,000 shares of the common stock par value of $0.50 share of Mexco Energy Corporation stock to his son, Van Taylor, and his daughters, Katie Taylor and Christie Taylor in the amount of 4,000 shares each. In addition Mr. Taylor is selling Mr. Arthur J. Atkinson, Trustee of the Nicholas C. Taylor Trust, U/A, DTD 122375, 9301 SW Freeway 415, Houston, Texas 77074-1509, Employer ID #: 74-6257351, 38,346 shares of the company's common stock $0.50 share par value representing the 34,860 shares purchased by Mr. Taylor in December 2001 plus the 3,486 shares received by Mr. Taylor as a result of the company's 10% stock dividend of February, 2002. Mr. Taylor purchased and sold such shares at the same stock dividend adjusted price per share. The aggregate purchase price of the stock purchased by Mr. Taylor in December, 2001 is the same as the price paid by the Nicholas C. Taylor Trust. The variation in the price per share is due to the increase in the number of shares pursuant to the stock dividend.

ITEM 4.   PURPOSE OF TRANSACTION
-------   ----------------------

     All of these shares of common stock were acquired by Mr. Taylor for investment with the view to capital appreciation. The Reporting Person has no present plans or proposals to acquire or dispose of any securities of the Issuer. The Reporting Person has no present plans and/or proposals which relate to or would result in certain events or actions described in Item 4 of Schedule 13D or which may be declared to be similar thereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
-------   ------------------------------------

     (a)-(c) Nicholas C. Taylor owns individually EIGHT HUNDRED SEVENTY-EIGHT THOUSAND EIGHT HUNDRED ELEVEN (878,811) shares of common stock of the Issuer, not including the vested option to acquire 5,000 shares of Registrant's common stock at $5.25 per share.

     (d) RIGHT TO RECEIVE DIVIDENDS OR SALES PROCEEDS: No persons or entities, other than Nicholas C. Taylor, are known to have the right to receive, or the power to direct, the receipt of dividends or sale proceeds with respect to the securities for whose sale this statement is filed.

     (e)       TERMINATION OF BENEFICIAL OWNERSHIP: None.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
-------   ------------------------------------------
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          ------------------------------------------------------

     Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
-------   --------------------------------

     Not applicable.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 28, 2002


                                        /s/ NICHOLAS C. TAYLOR
                                        ----------------------
                                        NICHOLAS C. TAYLOR